2711 Centerville Road
Suite 400
Wilmington, Delaware 19808
United States

enovis.com

December 6, 2022

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Industrial Applications and Services
100 F Street, N.E.
Washington, D.C. 20549
Attention: Ms. Kristin Lochhead and Brian Cascio

    Re:    Enovis Corporation
        Form 10-K for the Fiscal Year Ended December 31, 2021
        Filed February 22, 2022
        Form 10-Q for the Quarterly Period Ended September 30, 2022
        Filed November 2, 2022
        File No. 001-34045

Dear Ms. Lochhead and Mr. Cascio:
We are writing in response to the comment we received from the staff of the Securities and Exchange Commission (the “Staff”) by letter dated November 22, 2022 regarding the above-referenced filings of Enovis Corporation (the “Company” or “we”). For ease of reference, we have also reproduced below the text of the Staff's comment in italics directly above the Company’s response.
Form 10-Q for the Quarterly Period Ended September 30, 2022
Condensed Consolidated Financial Statements for the Nine Months Ended September 30, 2022
Note 14. Segment Information, page 23
1.We note that you reconcile segment Adjusted EBITDA to operating loss. Please explain to us how this reconciliation is consistent with the guidance in ASC 280-10-50-30(b) that requires a reconciliation of the reportable segments' measures of profit or loss to consolidated income before income taxes and discontinued operations. In addition, tell us how you considered Question 103.02 of the Compliance & Disclosure Interpretations for Non-GAAP Financial Measures dated April 4, 2018 in your reconciliation to Adjusted EBITDA (non-GAAP) in MD&A on pages 31 and 32.
Response:
We acknowledge and appreciate the Staff’s comments. Regarding our segment footnote presentation and reconciliation pursuant to ASC 280-10-50-30(b), in future filings we will revise the tabular reconciliation included in the “Segment Information” footnote to our financial statements to reconcile the total of our reportable segments’ measure of profit and loss (segment Adjusted EBITDA) to consolidated Income (loss) from continuing operations before income taxes.

In response to the Staff’s comment regarding our reconciliation to Adjusted EBITDA (non-GAAP) in the MD&A on pages 31 and 32 of our Form 10-Q for the quarterly period ended September 30, 2022, in future filings we will revise our presentations by no longer including a table reconciling consolidated Operating loss (GAAP) to Adjusted EBITDA (non-GAAP), and related margin percentages, such as the table that appeared on page 31 of the Form 10-Q for the quarterly period ended September 30, 2022. In addition, in future filings we will revise the tables which currently reconcile operating income (loss) to Adjusted EBITDA by segment and at the consolidated level, such as the tables that appeared on page 32 of the Form 10-Q for the quarterly period ended September 30, 2022, to instead reconcile from Net income (loss) from continuing operations to Adjusted EBITDA at the consolidated level and for each of our reportable segments. In the context of these tables, we will also present corresponding GAAP and non-GAAP margins.
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Should you have any further questions on the above, please do not hesitate to contact me at (302) 252-9160.
Sincerely,

/s/ Christopher M. Hix

Christopher M. Hix
Executive Vice President and Chief Financial Officer

cc:    John Kleckner, Vice President, Chief Accounting Officer
    Bradley Tandy, Senior Vice President and General Counsel
    Brian Hanigan, Vice President, Chief Counsel – Securities, Governance, M&A and Corporate Secretary
    Ronald O. Mueller, Gibson, Dunn & Crutcher LLP